

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 18, 2009

Via Facsimile and U.S. Mail

Brent M. Cook
Chief Executive Officer
Raser Technologies, Inc.
5152 North Edgewood Drive, Suite 375
Provo, UT 84604

> **Re: Raser Technologies, Inc.**
> **Amendment 1 to Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the quarter ended September 30, 2008**
> **File No. 001-32661**

Dear Mr. Cook:

We have reviewed your letter dated January 21, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment 1 to Form 10-K for the year ended December 31, 2007

Overview, page 4

1.   We note your response to comment 3 in which you assert your company intends to generate power from a renewable geothermal resource and that Industry Guide 7 does not apply in regard to proven and probable reserves. In addition, you state you are operating at a specific power generation capacity as determined by several internal and external studies. These studies indicate your geothermal resources may be considered renewable by recycling all of your geothermal fluids and maintaining a hydrologic balance at your facilities for the duration of their useful life. Please include an additional risk factor stating that your geothermal resources are believed to be renewable based on your hydrologic/geologic studies for your production facilities. Please specify that unless verified by additional

geologic/hydrologic studies, any increase in your power generation capability, failure to recycle all of your geothermal fluids, or improper maintenance of your hydrological balance may seriously affect your ability to generate power and may shorten your operational duration possibly making these facilities non-renewable wasting assets.

2.   We note your response to comment 4, in which you believe your geothermal resources cannot be classified as either proven or probable reserves. Please state clearly for each of your power generating facilities that they are believed to be renewable by operating at the specific power level, recycling all geothermal fluids without losses, and maintaining a hydrologic balance at your power-generating sites. Please remove all terminology referencing reserves from your filing.

3.   We note your response to comment 5 in which you believe a bankable feasibility study is not applicable to your facilities to demonstrate a geothermal resource. Please disclose and describe in your filing the following:

- The Internal Studies and responsible persons.

- The External Studies and responsible persons and/or companies.

- The associated confidence/accuracy levels associated with these studies.

- Any audit, study verification, and reconciliation.

4.   We note your response to comment 9 in which you state that detailed disclosure of all your material properties would seriously affect your company by disclosing vital information to your competitors. To aid investor understanding, provide disclosure that defines a material property and include descriptions those properties in your filing. Maps of your material properties are helpful to investors and compliment your site description in the text. In addition, a map similar to that found on your website illustrating your current evaluation projects would provide information regarding your growth potential.

Financial Statements

Note 2: Summary of Significant Accounting Policies

5.   We note your response to prior comments 12 and 13. We note that you begin to capitalize costs once you believe that there is a "high probability" that a property contains a commercially viable geothermal resource. Additionally we note that after you obtain "a high degree of confidence" that a viable geothermal resource

exists, you begin to capitalize costs. Please tell us and revise future filings to address the following:

- Clarify the difference, if any, between the "high probability" and "high degree of confidence" thresholds.

- Disclose how you define the high probability and high degree of confidence thresholds.

- Disclose the specific evidence you obtain in order to determine that the capitalization threshold has been met. In this regard, discuss in greater detail the nature of the internal studies performed and the primary components of the information obtained from those studies.

- Discuss how your internal studies consider the overall economic feasibility of the project (i.e., the ability of the project to be profitable).

6.   Please refer to prior comment 13. We note from page 20 of your response that in order to obtain third party financing you contract with an independent engineer, such as GeothermEx, Inc., to provide an independent report and that this report is required by the financing company. Please describe the nature and extent of any incremental information that is contained in the independent engineer's report that you had not yet obtained from the internal geological studies performed. Tell us and revise future filings to explain why this additional information would not be considered necessary in order to determine that there is a high probability that commercially viable geothermal resources exist.

7.   We also note from your response that, "as of September 30, 2008, the independent geothermal engineer had completed its evaluation of the Company's testing data of the Thermo No. 1 production wells and determined that some of the production wells could viably produce enough heat and volume of flow to produce the level of electricity contemplated for the planned power plant." Please clarify these statements in relation to your determination that there is a high probability that the wells will be commercially and economically viable. Explain why only "some" of the wells could produce enough heat and volume of flow to produce the level of electricity contemplated for the planned power plant. Further, explain how you are accounting for the other wells. Given your prior determination that there is a high probability that commercially viable resources exist, explain why only "some" of the wells could produce the required heat and volume of flow.

8.   Further to the above, we note from your response, "if a production well cannot be used for either extraction or re-injection, it is expensed." These statements

indicate that there is a time lag between the drilling of a production well and the determination of its use and/or viability. Please tell us and revise future filings to disclose the typical amount of time required to drill the production well. Please also discuss the typical time lapse between the completion of the well drilling to the determination of the viability of the well.

9. With respect to capitalized well costs for which determination of the viability of the related well is pending, please disclose the following in future filings:

    •   Clearly disclose where you present the costs related to these wells on your balance sheet.

    •   The number of wells that are still under evaluation and the amount of capitalized costs relating to those wells included in your balance sheet at the end of each reporting period.

    •   A roll-forward for each reporting period of your capitalized well costs relating to these wells, including:

        (1) additions made during the period to pending capitalized well costs,
        (2) the amount of costs reclassified from pending capitalized well costs, and
        (3) the amount of any pending capitalized well costs that were charged to expense, including an explanation of the reason for the charge.

10. Further to the above, in light of the significant management judgment involved in the determination of when to begin capitalizing costs, please revise the Critical Accounting Policies section of your MD&A in future filings to discuss the significant judgments. Explain how your results could differ had you made different judgments or should management's judgments prove to be incorrect.

11. With respect to your Thermo project, please provide us with an update as to the status of the evaluation of the drilled wells. Tell us the total number of wells drilled, the number identified as production wells and the number identified as reinjection wells. Finally, tell us if any of the drilled wells have been identified as dry wells.

12. Similar to the discussion included in Exhibit B of your response dated January 21, 2009, please revise the "Business Overview" section of the filing to explain in greater detail the process relating to your geothermal projects. In addition, revise the accounting policy note to the financial statements to clearly disclose your accounting for each type or group of costs relating to the geothermal projects. Consistent with your response to comment 5 above, clearly describe the specific conditions that must be fulfilled before you begin to capitalize costs.

Form 10-Q for the quarter ended September 30, 2008

Note I. Minority Interest, page 14

13.   We note your response to prior comment 18. We note from Section 9.7 of the
        Amended and Restated Limited Liability Company Agreement dated as of August
        31, 2008 that the agreement contains a "flip purchase option." Under the flip
        purchase option, you will have the option to purchase all of the Class A Interests
        for the greater of certain specified calculations. With respect to this flip purchase
        option, please address the following:

        •   Discuss whether you intend to exercise this flip purchase option.

        •   Discuss what facts or circumstances would impact your decision of whether or
            not to exercise the option.

        •   Discuss whether you currently expect the Thermo operations to be profitable
            in the future and, if so, how will this impact your decision of whether or not to
            exercise the option. In this regard, it appears that absent you exercising the
            option, the Class A investor would be permitted to find an alternative buyer
            for its interest.

        •   Tell us if you have had any discussions or agreements (written or oral) with
            the Class A investor regarding the likelihood of exercise of the option.

14.   You state that since the Class A membership interests do not provide for a
        guaranteed return, you do not believe that SFAS 66 is applicable. However, it is
        not clear how you have considered whether the holdings of Thermo No. 1 BE-01,
        LLC are "in-substance real estate" as outlined in SFAS 66 and other related
        literature. Please address the following:

        •   Discuss how you considered paragraphs 26 and 101 of SFAS 66 in
            determining whether this transaction is within the scope of SFAS 66. In this
            regard, please also note the guidance in FIN 43 and EITF 00-13.

        •   Tell us the primary holdings of Thermo No. 1 BE-01, LLC as of August 31,
            2008, the date at which Merrill Lynch L.P. Holdings Inc acquired its Class A
            interests.

        •   Tell us any additional holdings transferred to Thermo No. 1 BE-01, LLC
            subsequent to August 31, 2008.

- Tell us how you considered the existing power purchase and sale agreement between the City of Anaheim and Thermo No. 1 BE-01, LLC in your analysis of whether the holdings of Thermo No. 1 BE-01, LLC are "in-substance real estate."

- Provide us with additional details regarding how you marketed the investment to possible investors (i.e., as a long-term partnership in a power plant, or as a financing-type of arrangement).

- To the best of your knowledge, tell us if you believe the Class A investor intended for their investment to be that of financing or profit sharing in the venture. In this regard, discuss if you have received any indication from the Class A investor regarding their planned involvement in the venture after the "flip date."

15. Notwithstanding the above, we note that your calculation of the minority interest liability is based on a contractual liquidation formula and "in essence, liquidates the subsidiary at the end of each quarter…to determine the minority interest holder's book value in Thermo No. 1." Please address the following:

- Using the 11-step calculation outlined in your response to prior comment 18, provide us with a walkthrough of the liquidation process based on the terms of the LLC agreement. Include a narrative description of each step of the calculation that discusses what the step is intended to calculate and how that step reconciles back to the liquidation provisions in the agreement.

- We note that the computation does not give effect to the tax credits relating to the project. Tell us what consideration you gave to including the tax credits and discuss the basis for your conclusion not to include the tax credits.

16. We note that you recorded a $1.4 million reduction to paid-in Capital in conjunction with the sale of the Class A membership interest. Please address the following:

- Tell us why you believe it is appropriate to record the $1.4 million to equity rather than to the income statement.

- In this regard, tell us how you considered whether this reduction is indicative of impairment at Thermo No. 1 BE-01, LLC. Please refer to Question 5 of SAB Topic 5H.

- Provide us with a rollforward of your APIC balance for the nine months ended September 30, 2008 that shows the $1.4 million charge.

Changes in Internal Control Over Financial Reporting, page 45

17.   We note your response to prior comment 20 and again note the following
        disclosure language at the bottom of page 45: "*No other change* in our internal
        control over financial reporting occurred during the nine months ended
        September 30, 2008 that materially affected, or is reasonably likely to materially
        affect, our internal control over financial reporting." (emphasis added). As
        written, your disclosure language could imply, for instance, that the
        implementation of an administrator over Thermo No. 1's cash may have
        materially affected, or is reasonably likely to materially affect, your internal
        control over financial reporting. Accordingly, in your future filings, as
        applicable, please revise your disclosure language to avoid this possible
        implication by clearly disclosing, if true, that there were no changes in your
        internal control over financial reporting that materially affected, or are reasonably
        likely to materially affect, your internal control over financial reporting for the
        applicable period.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on
EDGAR. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202)
551-3643 if you have questions regarding comments on the financial statements and
related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or
Tim Buchmiller, Senior Attorney, at (202) 551-3635 if you have questions on any other
comments.

                                        Sincerely

                                        Kevin L. Vaughn
                                        Accounting Branch Chief